

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Thomas Vecchiolla
Chief Executive Officer
First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

> **Re: First Light Acquisition Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 13, 2023**
> **File No. 333-269705**

Dear Thomas Vecchiolla:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Amendment No.1 to Registration Statement on Form S-4, filed April 13, 2023

Questions and Answers About the Proposals
What are the material U.S. federal income tax consequences to the FLAG Stockholders as a result of the Merger?, page 19

1. We note your response to prior comment 6 and your revised disclosure on pages 174-179. We reissue our comment in part. Please revise your disclosure here to more clearly state counsel's tax opinion regarding the tax consequences of the transaction, to clearly disclose that this is the opinion of tax counsel and to identify counsel.

Summary of the Proxy Statement/Prospectus, page 27

2. Please revise this section, where appropriate, to describe the payments required to be

made by the combined company following the Business Combination. In your revisions, please include (i) the transaction expenses payable; (ii) the deferred salary amounts owed to Mr. Camaisa and Ms. Pizarro; (iii) the aggregate amount of principal and interest payable on the Term Notes, promissory notes and other debt instruments issued by Calidi and FLAG that mature at the closing of the Business Combination; (iv) the amount due to the Former Executive; and (v) any other amounts or obligations that will become due and payable upon the closing of the Business Combination. Please discuss the combined company's anticipated liquidity position following the Business Combination and after these payments are made, including the combined company's liquidity position at the redemption levels set forth in your sensitivity analysis.

Interests of Certain Persons in the Business Combination, page 41

3.   We note your response to prior comment 11 and your revised disclosure on pages 42 and 165 related to the interest associated with the promissory notes. We reissue our comment in part. Please revise your disclosure here and on page 165 to describe the negotiations among FLAG and the Insiders that led to FLAG agreeing to pay interest at a per annum rate of 50% to 100% of the loan amount.

Background of the Business Combination, page 148

4.   We note your response to prior comment 16 and your revised disclosure on page 149 noting that the previous transaction with EDOC Acquisition Corp. was not consummated because all of the conditions to closing were not satisfied prior to the extension of the "Outside Date" set forth in the business combination agreement. Please revise your disclosure here to explain why the parties were unable to satisfy the closing conditions prior to the liquidation of EDOC.

5.   We note your response to prior comment 17 and your revised disclosure on page 150 regarding the price valuation of Calidi. Please revise your disclosure further to explain which "recent public M&A transactions" and "initial public offerings" were considered by FLAG management when they applied the discount to Calidi's equity valuation and how the discount was calculated based on these data points.

Selected Public Company Analysis, page 161

6.   We note your response to prior comment 21 and your revised disclosure on page 162 providing further details about Benchmark's selected company analysis. We reissue our comment in part. Please revise your disclosure further to discuss the limitations of relying on expected probabilities of success to evaluate a company's business and disclose whether Benchmark considered these limitations in calculating the range of enterprise values for Calidi.

First Light Acquisition Group, Inc. Financial Statements
Balance Sheets, page F-3

7. We note that your accrued expenses were $3.2 million at December 31, 2022. Please revise your filing to quantify the significant components of this balance and explain the factors that contributed to the increase during the year ended December 31, 2022.

Exhibits

8. We note that some of your exhibits appear to include redactions. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please include a footnote for each redacted exhibit noting that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

General

9. We note your response to prior comment 36. Please tell us, with a view to disclosure, whether you have received notice from any other financial institutions about ceasing involvement in your transaction.

You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Corey R. Chivers, Esq.